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SECURITIES ... ION
W 03053119

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 28860

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Podesta & Co.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South LaSalle Street, Suite 786
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol P. Foley (312) 899-0133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, (Address) Blue Island, (City) Illinois (State) 60406 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED MAY 30 2003 WASH. D.C. 155 SECTION

PROCESSED JUN 17 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Carol P. Foley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Podesta & Co., as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



"OFFICIAL SEAL"
JOYCE A. JACKOWIAK
NOTARY PUBLIC STATE OF ILLINOIS
My Commission Expires 01/25/2005

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PODESTA & CO.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2003


SEC MAIL PROCESSING
RECEIVED
MAY 30 2003
WASH, D.C.
155
SECTION

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Podesta & Co.

We have audited the accompanying statement of financial condition of Podesta & Co. as of March 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the Untied States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Podesta & Co. as of March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P.C.
Certified Public Accountants

Blue Island, Illinois
April 22, 2003

PODESTA & CO.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2003

ASSETS

Cash and cash equivalents	$ 108,455
Receivables from broker/dealers	189,053
Office equipment at cost, net of $3,718 accumulated depreciation	-0-
Secured demand note receivable	15,000
Related party receivable	15,650
Other assets	4,978
TOTAL ASSETS	$ 333,136

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 7,794
Commissions payable	67,961
Income taxes payable, current	1,400
Subordinated loans	65,000
Total Liabilities	$ 142,155
SHAREHOLDERS' EQUITY	
Common stock, $.01 par value; authorized 100,000 shares, issued and outstanding 2,211 shares	$ 22
Additional paid-in capital	61,855
Retained earnings	129,104
Total Shareholders' Equity	$ 190,981
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 333,136

The accompanying notes are an integral part of this financial statement.

NOTE 2 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK

Clearing Agreements - The Company has entered into agreements with two broker/dealers (Clearing Broker/Dealers) whereby those Clearing Broker/ Dealers will execute and clear securities transactions for the Company on a fully disclosed basis. Under the terms of one of the agreements, the Company is prohibited from entering into a similar agreement with another broker/dealer without prior approval of that Clearing Broker/Dealer. The Company has deposited $10,000 with one of the Clearing Broker/Dealers to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. Under the terms of one of the agreements, the Company is required to pay a monthly minimum clearing and execution charge of $2,500 and maintain broker's blanket bond coverage of at least $500,000. In both agreements, the Company has agreed to regulatory arbitration regarding disputes between the Company and the Clearing Broker/Dealers. The two aforementioned agreements may be terminated by either party with 60 and 90 days prior notification. Additional provisions of the agreements state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealers fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealers to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.

Customer Transactions – Facilitated by the aforementioned clearing agreements, the Company's customers may enter into various transactions involving off-balance sheet financial instruments. These financial instruments include the purchase and sale of options that are used to meet the needs of customers. As a writer (seller) of options, the Company's customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. In the normal course of business, these transactions involve the execution, settlement and financing of the customer

NOTE 2 - CLEARING AGREEMENTS WITH OFF-BALANCE-SHEET RISK - (Continued)

options. These transactions may expose the Company to off-balance sheet risk in the event that the option is exercised and the customer or contra-broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 3 - LEASE COMMITMENT

The Company is party to a noncancellable lease agreement for office space that expires April 30, 2004. The total expenditure for office space for the year ended March 31, 2003 was $87,341. This amount includes additional charges pursuant to the lease agreement. The net expense for the year was $55,073, which equals the total expenditure less the reimbursements mentioned in Note 4.

The minimum annual rentals under this lease, exclusive of additional payments which may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending March 31	Minimum Payments
2004	$ 37,439
2005	3,132
Total	$ 40,571

NOTE 4 - RELATED PARTY TRANSACTIONS

A shareholder of the Company is also a general partner of Pioneer Ventures, a Limited Partnership. The Company has received $32,268 from this entity for office space the Company has provided during the year ending March 31, 2003. No written agreement exists between these parties regarding the office space. Note 3 contains additional information regarding the Company's occupancy lease agreement.

PODESTA & CO.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2003

NOTE 5- LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowings under subordination agreements at March 31, 2003, are as follows:

Subordinated Loans		
5.65%	Due November 30, 2004	$ 50,000
Liabilities Pursuant to a Secured Demand Note Collateral Agreement:		
3%	Expires May 31, 2004	$ 15,000
	Total Subordinated Liabilities	$ 65,000

The subordinated borrowings are covered by agreements approved by the NASD and are thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Both subordinated lenders are related parties of the Company.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc. the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2003 the Company's net capital and required net capital were $233,334 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 33%.